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United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.

Washington, D.C. 20549-6010

Attention:                                         Max A. Webb, Assistant Director

Justin Dobbie, Legal Branch Chief

J. Nolan McWilliams, Attorney-Adviser

Kristin Shifflett, Accountant

David Humphrey, Accounting Branch Chief

Re:	Fantex, Inc.
Amendment No. 3 to the Registration Statement on Form S-1
Filed February 28, 2014
CIK No. 333-192476

Ladies and Gentlemen:

On behalf of Fantex, Inc. (the “Company”), we are hereby filing Amendment No. 4 (“Amendment No. 4”) to the Company’s above-referenced Registration Statement on Form S-1, which was filed with the Securities and Exchange Commission (the “Commission”) on November 21, 2013 and amended on December 27, 2013, January 17, 2014 and February 28, 2014 (as amended, the “Registration Statement”). For your convenience, we are also providing a courtesy package that includes five copies of Amendment No. 4, all of which have been marked to show changes from the prior filing of the Registration Statement.

Amendment No. 4 has been revised to reflect the Company’s responses to the comments received on March 12, 2014 from the staff of the Commission (the “Staff”). For ease of review, we have set forth below each of the numbered comments of your letter and the Company’s responses thereto.

March 19, 2014

General

1.                          We note that certain disclosure has not been updated to reflect the passage of time or to be consistent with revisions of similar disclosure elsewhere in the prospectus. We note, for example:

•                  the Arian Foster Estimated Brand Income table on page 106 has not been updated to include the same level of disclosure as the other two brand contracts;

•                  the Vernon Davis statistics on page 131 and the reference on page 7 have not been updated to reflect the completion of the 2013 NFL season;

•                  your conclusion regarding the creditworthiness of Arian Foster on page 141 is dated as of October 31, 2013 rather than as of the date of the prospectus; and

•                  the NFL Player Contract table on page 145 has not been updated to be consistent with the presentation for the other two brand contracts or to reflect that the 2013 playing season has been completed.

Please update your disclosure accordingly.

Response:                                         In response to the Staff’s comment, the Company has revised Amendment No. 4 to update disclosures accounting for the passage of time and to be consistent with revisions of similar disclosure elsewhere in the prospectus. The Company advises the Staff that it has updated its conclusions with respect to the creditworthiness of the contract parties as of December 31, 2013, or in the case of EJ Manuel February 14, 2014. The Company also confirms that on a going forward basis, it intends to update the creditworthiness evaluations as of the end of each fiscal quarter.

Prospectus Summary, page 1

Our Tracking Units and Tracking Stocks, page 3

2.                          We note the removal of the disclosure on page 4 related to the risk of bankruptcy on the holders of your outstanding tracking series, including the Fantex Series Vernon Davis. Please clarify here that until you issue additional tracking stock the risk of bankruptcy will initially be borne solely by the holders of the Fantex Series Vernon Davis.

Response:                                         In response to the Staff’s comment, the Company has revised the disclosure on page 4 of Amendment No. 4 to clarify that until the Company issues additional tracking stock the risk of bankruptcy of Vernon Davis will initially be borne solely by the holders of the Fantex Series Vernon Davis.

March 19, 2014

Risks Relating to EJ Manuel, page 12

3.                          Please revise the second bullet point to disclose that, based on your estimated brand income calculations, the profitability of the brand contract is substantially dependent on EJ Manuel’s ability to generate over $100 million in brand income from future contracts, including over $80 million from future NFL contracts. Please also revise the corresponding risk factor on pages 53-54 accordingly.

Response:              The Company respectfully advises the Staff that, before expenses, it would recover the purchase price that it would be required to pay to EJ Manuel under the EJ Manuel brand contract once EJ Manuel generates $49.8 million of brand income, which is substantially less than the $80 million or $100 million amounts referenced by the Staff. The Company notes that these higher amounts reflect the Company’s estimate of future brand income under the EJ Manuel brand contract, and that in arriving at its purchase price the Company substantially discounted these amounts, as discussed in the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies.” Thus the Company does not believe it would be accurate to state that the profitability of the brand contract is substantially dependent on EJ Manuel’s ability to generate over $100 million in brand income from future contracts, including over $80 million from future NFL contracts. In response to the Staff’s comment, however, the Company is revising its disclosure to more clearly state that the profitability of the EJ Manuel brand contract is dependent on a number of factors, including his ability to generate additional brand income through endorsements, post-career activities as well as on future high-value player contracts. The Company has also included on page 54 a cross reference to the section entitled “— EJ Manuel Brand Contract, at Estimated Fair Value” for a more detailed description of these factors that the Company believes are relevant to an investor’s determination of the potential profitability of EJ Manuel’s brand contract.

Risks Relating to Arian Foster, page 12

4.                           Please revise the third bullet point on page 12 and the corresponding risk factor on page 57 to reflect Arian Foster’s season-ending injury and subsequent surgery.

Response:                                         In response to the Staff’s comment, the Company has revised the first bullet point on page 13 of Amendment No. 4 and the corresponding risk factor on page 58 to reflect Arian Foster’s season-ending injury and subsequent surgery.

Risk Factors, page 37

Risks Relating to EJ Manuel, page 53

5.                           Please include a separate risk factor describing the risks of the lack of NFL playing time and historical data that you have to base your valuations and projections regarding the additional NFL player contracts and future endorsement and other

March 19, 2014

post-career contracts for EJ Manuel. We note that EJ Manuel has completed one season in the NFL as a quarterback, that you did not use an econometric model to determine his expected career length and the disclosure on page 100 that 96.3% of EJ Manuel’s estimated total lifetime brand income is based on projected player contracts, endorsements and post-career earnings to which you assigned a weighted-average discount rate of 15%.

Response:                                         In response to the Staff’s comment, the Company has revised pages 12 and 55 of Amendment No. 4 to include a risk factor addressing the lack of NFL playing time and historical data on which to base its valuation of EJ Manuel’s brand contract.

EJ Manuel may suffer from an injury, page 55

6.                          Refer to the fifth sentence of the second paragraph. It appears from the language “and other instances of normal wear and tear” that you believe EJ Manuel’s knee injuries fall into the category of normal wear and tear. Please tell us, with a view toward revised disclosure, how many of the quarterbacks in the list on page 102 missed six games during their first year in the NFL because of knee injuries and the average career length of all the quarterbacks in the period you discuss who missed six games during their first season because of knee injuries.

Response:                                         The Company respectfully advises the Staff that meniscus tears, knee injuries, hamstring injuries, concussions and other injuries are common occurrences in the game of football. Therefore, the Company believes that EJ Manuel’s knee injuries were, in fact, normal wear and tear. The Company notes that several of the quarterbacks in the data set used to determine career length did not play in all of their team’s games during the rookie season but still qualified for the NFL passing title. For example, Troy Aikman and John Elway each only played in eleven games in their first season in the NFL. The analytical model used to assess the career length for the comparable quarterbacks included these and other quarterbacks that have missed several games during their first season. Nine of the 28 quarterbacks listed in the table on page 103 did not play in five games or more during their first season. Therefore, the Company believes that the analytical model used appropriately accounts for lack of playing time, whether for injury or otherwise, in the players’ first seasons. The Company advises the Staff that it is not aware of the specific reasons any player may have missed games, and it does not believe it would be able to obtain such information with sufficient accuracy to rely on in its modeling.

Management’s Discussion and Analysis, page 88

Results of Operations, page 88

7.                          Please quantify the various increases and decreases described in the first full paragraph on page 89.

Response:                                         In response to the Staff’s comment, the Company has revised the disclosure on page 89 of Amendment No. 4 to quantify the various changes described in the results of operations.

March 19, 2014

Critical Accounting Policies, page 92

Fair Value of Financial Instruments, page 93

Vernon Davis Brand Contract, at Estimated Fair Value, page 97

8.                          We note your response to prior comment 5 and your assessment that post-season play should not be included in estimated brand income due to its contingent nature. Please revise your disclosure with regard to the table on page 97 to explain that post-season compensation has not been included in the estimation of lifetime brand income.

Response:                                         In response to the Staff’s comment, the Company has revised footnote 1 to the table on page 97 of Amendment No. 4 to clarify that potential post-season compensation has not been included in the estimation of lifetime brand income. The Company has also made corresponding changes to the tables for EJ Manuel and Arian Foster on pages 101 and 107.

9.                          Based on the table on page 135, it appears the amount of endorsement income for 2014 and beyond that you have included in Category B of the calculation of estimated lifetime brand income of Vernon Davis includes amounts which are contingent upon additional performance. Upon review of the calculation of estimated brand income for EJ Manuel on page 100, we note that contingent endorsement income has been excluded from the calculation. In addition, we further note that you have determined that post-season compensation should not be included due to the contingent nature of such income. Therefore, it is unclear why you have included contingent endorsement income in the estimated lifetime brand income of Vernon Davis. Please explain.

Response:                                         The Company notes that the amount of contingent endorsement income considered for the valuation of Category B income in the table on page 97 is not material and therefore, the Company does not believe the inclusion or exclusion of such contingent amounts materially alters the valuation of its brand contract with Vernon Davis. The Company respectfully advises the Staff that its disclosure with respect to what is or is not included in the valuation is transparent and investors have the ability to evaluate for themselves whether it is appropriate to include contingent amounts in their valuation models.

10.                   We note that the weighted-average discount rate of 10.0% for Category B endorsements, which are future payments under current endorsement contracts, is higher than the weighted-average discount rate of 9.7% for Category C projected endorsements. As such, it appears that you are placing more risk on the current endorsement contracts than on the projected future contracts. Please explain.

Response:                                         At the time the Company initiated negotiations with Vernon Davis and constructed its valuation of the Vernon Davis brand contract, it did not differentiate income into Category A, Category B and Category C and instead discounted guaranteed and anticipated income in various years at different discount rates. As such, anticipated endorsement income in the year 2013, including some income that was eventually categorized as Category C, was discounted at a rate of 4.5% and the Company used a

March 19, 2014

discount rate of 10.0% with respect to potential endorsement income (including income that was eventually categorized in both Category B and Category C) in all future years. When certain of the endorsement income in year 2013 with a discount rate of 4.5% was included as Category C income, it lowered the overall weighted average discount rate for Category C endorsement income to 9.7%. Since no endorsement income from 2013 was categorized as Category B income, the discount rate of 10.0% used for Category B was unaffected.

11.                   We note your response to prior comment 6. Please revise the second bullet point on page 100 to clarify that you did not consider the post-career earnings of the tight ends in the comparable data set referred to on page 98 in determining the capacity for post-career income for Vernon Davis and disclose the number of athletes that you reviewed in your data set.

Response:                                         In response to the Staff’s comment, the Company has revised the third bullet point following the table on page 99 of Amendment No. 4 to clarify that the data set considered for determining the post-career earnings potential for Mr. Davis was not the same data set of tight ends referred to on page 98. The Company further notes that it did not perform a similar comparative analysis for the potential post-career earnings capacity for Vernon Davis using a defined data set and instead used anecdotal information about the annual earnings of an undefined number of retired NFL players who are performing as broadcasters for NFL games or NFL studio shows to inform its estimate of potential post-career earnings capacity for Vernon Davis.

12.                   Please expand footnote 3 on page 99 to explain why you believe Jeremy Shockey’s contract is not relevant.

Response:                                         In response to the Staff’s comment, the Company has revised footnote 3 on page 100 of Amendment No. 4.

EJ Manuel Brand Contract, at Estimated Fair Value, page 100

13.                   It appears the weighted-average discount rate that you have used for the Category A endorsements for EJ Manuel is significantly higher than the weighted-average discount rate for existing endorsements for either Vernon Davis or Arian Foster. Please revise your disclosure to explain why EJ Manuel’s 2014 endorsements warranted a higher discount rate.

Response:                                         The Company advises the Staff that given the minimal amount of endorsement income due to EJ Manuel under his current endorsement contracts, the Company did not separately assess the various categories of endorsement income, but instead discounted all endorsement income, whether in Category A, B or C, estimated to be earned in the first six years of his playing career at 15.0% and at an incremental weighted average discount rate for subsequent years during his estimated playing career. The Company notes that, as disclosed on page 102, it used higher discount rates for EJ Manuel to address the higher degree of uncertainty inherent in

March 19, 2014

estimations of future contracts given that EJ Manuel has only played for one season in the NFL and currently plays for the Buffalo Bills, a team that has not had great success recently and is located in a smaller media market.

14.                   Please disclose what weight you gave to the fact that EJ Manuel plays in the Buffalo, New York media market in valuing his brand contract. If you gave it no weight, please provide us with material showing why.

Response:              As noted in the response to Comment 13 above, the Company did assign a larger discount rate to the potential future NFL player contracts and endorsement and post-career income, in part to account for the fact that EJ Manuel currently plays for the Buffalo Bills, a team that has not had great success recently and is located in a smaller media market. In response to the Staff’s comment, the Company has enhanced its disclosure on page 102 of Amendment 4.

15.                   We note that a key part of the Vernon Davis valuation came from “being a member of a team with a consistently high level of achievement in the post-season.” Please discuss how being a member of the Buffalo Bills affected your calculation of EJ Manuel’s brand contract.

Response:              As noted in the response to Comment 13 above, the Company did assign a larger discount rate to the potential future NFL player contracts and endorsement and post-career income, in part to account for the fact that EJ Manuel currently plays for the Buffalo Bills, a team that has not had great success recently and is located in a smaller media market. In response to the Staff’s comment, the Company has enhanced its disclosure on page 102 of Amendment 4.

EJ Manuel Career Length, page 101

16.                   Please tell us why you have selected the dates between 1980 through 2012 to assess the average career length for a quarterback. Also explain why you further limited the data set to quarterbacks who signed one or more post-rookie NFL player contracts from 1999 and thereafter to determine projected contract values.

Response:                                         The Company advises the Staff that it has used a data set consisting of quarterbacks who qualified for the passing title in their rookie years between 1980 - 2012 in order to have a sufficiently large data set for its career length analysis based on the analytical model. In addition, in order to use a comparable contract data set that is relatively current and minimizes the long term impact of inflation on contract amounts, the Company has limited its data set to quarterbacks who signed post-rookie contracts from and after 1999.

EJ Manuel’s Endorsements, page 105

17.                   We note your statement that “[i]f EJ Manuel can demonstrate high achievement as a quarterback in the NFL,” you believe he is a good candidate to realize a higher level of endorsement income. Based on your projection of over $19 million in anticipated future endorsement contracts, it appears that you do believe he will demonstrate high achievement as an NFL quarterback and therefore earn

March  19, 2014

substantial endorsement income in the future. Please revise your disclosure accordingly.

Response:                                         In response to the Staff’s comment, the Company has revised its disclosure on page 106 of Amendment No. 4.

Business, page 119

18.                   We note that slide 24 of your roadshow presentation, titled “The Fantex Effect” asks the question how can prospective investors generate returns in excess of their original investment, and that the answer begins that you will establish “thousands of ‘Brand Advocates’ (shareholders).” We further note your brief references to “consumer advocates” on pages 2 and 121 of the prospectus. In an appropriate place in the prospectus, please discuss this notion in more detail so that investors can have a sense of how you expect just having shareholders will make the securities more valuable. Do you believe having a few “thousand” shareholders will make it more likely that a brand athlete will get endorsements or a position as a broadcaster? If so, please provide us with some basis for that belief.

Response:                                         The Company advises the Staff that it believes that investors in a tracking stock linked to a brand may be more likely to be consumer advocates for that brand because they would have an economic interest in the growth of the associated tracking stock brand. As a result, they may be more likely to follow and share brand information and be more active promoters of the associated brand than other fans or social network followers of the athlete. Aligning such incentives to help enhance the brand, the Company believes, will motivate additional sponsors to enter into agreements with the contract party in part because such additional sponsors would have a potentially more active group of followers that in turn could make the athlete more valuable to potential endorsement partners. In response to the Staff’s comment, the Company has revised its disclosure on pages 2 and 123 of Amendment No. 4 accordingly.

Additional Bonus Opportunities, page 125

19.                   In your response to prior comment 8, you indicate that, under the new Pro Bowl draft system, players who are unable to attend the Pro Bowl due to participation in the Super Bowl will be paid an amount equal to the midpoint between the compensation for the winning and losing team. However, your disclosure on page 125 states that such players would be compensated based upon whether they were drafted into the winning or losing team. Please tell us the amount and method used by the NFL to compensate players who were unable to play in the Pro Bowl in 2014 due to participation in the Super Bowl and revise your disclosure accordingly.

Response:                                         Players selected to the Pro Bowl under the new format in 2014 who are unable to attend the Pro Bowl due to Super Bowl participation will reportedly be paid $39,500, the midpoint amount between the payments due to the winning and

March  19, 2014

losing teams. In response to the Staff’s comment, the Company has revised its disclosure on page 127 of Amendment No. 4 accordingly.

20.                   Please expand your disclosure to explain how the Pro Bowl compensation works under the new drafting system in the event a player is selected for the Pro Bowl but is unable to play, either due to participation in the Super Bowl or due to any other circumstances that allow the player to be compensated for the Pro Bowl.

Response:                                         In response to the Staff’s comment, the Company has revised the disclosure on page 127 of Amendment No. 4 to indicate that, as stated in the response to Comment 19 above, a player who is unable to attend the Pro Bowl due to Super Bowl participation will reportedly be paid the midpoint amount between the payments due to the winning and losing teams. The Company does not believe that players who are selected to the Pro Bowl but miss the Pro Bowl for a reason other than Super Bowl participation are entitled to any Pro Bowl compensation.

Vernon Davis Brand Income, page 132

21.                   The Included Contracts tables on pages 132 and 144 are as of October 30, 2013 and October 31, 2013, respectively. Please update this disclosure. To the extent any contracts have been added, terminated or fully performed, please revise your disclosure accordingly.

Response:                                         In response to the Staff’s comment, the Company has revised the disclosure on pages 135 and 146 of Amendment No. 4 to reflect Included Contracts for Vernon Davis and Arian Foster as of December 31, 2013. The Company respectfully advises the Staff that the Company intends to update this information quarterly. To the extent the contract parties enter into any material agreements during any given quarter, the Company will revise its disclosure accordingly to disclose such material changes. The Company notes that the Included Contracts table on page 142 for EJ Manuel is as of February 14, 2014 since that is the date of his brand contract.

March  19, 2014

NFL Player Contract — San Francisco Forty Niners, page 134

22.                   We note in your response to prior comment 5 that you have not included compensation for post-season play in your estimation of lifetime brand income in the table on page 97 due to the amounts being relatively minimal, and due to the contingent nature of the participation in, and therefore compensation for, post-season play. As such, we suggest you remove the potential post-season and Pro Bowl compensation for all periods from the table on page 134 and instead present the information in a footnote. Please consider discussing amounts actually earned for post-season play in the footnote as a deviation from amounts contemplated within the NFL player contract, similar to the information you have provided in footnote 6. Any amounts which could be earned in future periods should be cross referenced to the information presented on page 125 as additional bonus opportunities. Similar revisions should be made to the table for EJ Manuel on page 139 and the table for Arian Foster on page 145.

Response:                                         In response to the Staff’s comment, the Company revised the tables on pages 136, 141 and 147 of Amendment No. 4 accordingly.

23.                   We note your description leading into the table on page 134, which states that such table presents amounts which Vernon Davis is eligible to receive. As it does not appear this adequately describes the information in the table, please revise this description to explain that you are presenting (i) the compensation originally expected to be earned under his NFL player contract and (ii) the portion of his compensation that represents Available Brand Income as of October 30, 2013, the date of his brand contract. Similar revisions should be made to the table for EJ Manuel on page 139 and the table for Arian Foster on page 145.

Response:                                         In response to the Staff’s comment, the Company revised the descriptions leading into the tables on pages 136, 141 and 147 of Amendment No. 4 accordingly.

24.                   In light of the revisions suggested above, please revise the caption related to Available Brand Income to delete the reference to maximum, and to indicate that such amount is before any post-season compensation available under the CBA. For the purpose of clarifying the potential amount of post-season compensation, please cross reference to the discussion of additional bonus opportunities on page 125.

Response:                                         In response to the Staff’s comment, the Company revised the captions related to Available Brand Income to delete the references to “maximum” on pages 136, 141 and 147 of Amendment No. 4.

March  19, 2014

25.                   In footnote 6 to the table on page 134, you state that Vernon Davis will receive $40,000 for his appearance in a conference championship game related to post-season play in the 2013 season. According to Article 37 of the CBA, the earnings for each player who appears in a conference championship game for the 2013 season is $42,000. Please explain this discrepancy or revise accordingly.

Response:                                         In response to the Staff’s comment, the Company revised its disclosure on page 136 of Amendment No. 4 accordingly.

Other Included Contracts, page 135

26.                   We note your disclosure in footnote 3 to the table, which describes the contingent compensation included within the Krave Pure Foods endorsement agreement. If the contingent amounts may never be earned, please so state. In this regard, we note such disclosure regarding EJ Manuel in footnote 2 to the table on page 140.

Response:                                         In response to the Staff’s comment, the Company has revised page 137 of Amendment No. 4 to reflect that the contingent amounts under included contracts may never be earned.

27.                   Due to the contingent nature of the incentive amounts under endorsement agreements, these amounts should be removed from the table in a manner similar to the exclusion of potential post-season and Pro Bowl compensation from the table on page 134. As such, please revise the table to remove these amounts and revise your footnote 3 to disclose the amounts within the description of the contingent compensation under the endorsement agreement. Similar revisions should be made the table showing EJ Manuel’s other included contracts on page 140.

Response:                                         In response to the Staff’s comment, the Company has revised the tables on pages 137, 142 and 148 of Amendment No. 4 to remove contingent payments and to disclose all such amounts due under the included contracts in the footnotes to such tables.

Other Brands, page 135

EJ Manuel Brand Income, page 137

28.                   Please provide us copies of the endorsement contracts listed here that are included as brand income. We may have additional comments upon review.

Response:                                         In response to the Staff’s comment, the Company has submitted the requested contracts on a supplemental basis on March 14, 2014. The Company, however, respectfully notes that it believes such contracts are immaterial in the scope of the valuation of estimated lifetime brand income for such contract parties and thus, does not deem any of these contracts material individually or in the aggregate. The Company notes that it has and in the future will continue to file all of its material contracts as required pursuant to Item 601 of Regulation S-K.

March  19, 2014

NFL Player Contract — Buffalo Bills (the Bills), page 139

29.                   Please revise footnote 4 to the NFL Player Contract table to describe how the salary that would be payable to EJ Manuel will be calculated if the Bills exercise the fifth-year option in the player contract.

Response:                                         In response to the Staff’s comment, the Company has revised footnote 1 on page 141 of Amendment No. 4 to describe how the salary that would be payable to EJ Manuel will be calculated if the Bills exercise the fifth-year option in the player contract.

Other Included Contracts, page 140

30.                   Please revise your disclosure with a footnote to the table stating whether or not any of the amounts for 2014 were already paid as of February 14, 2014.

Response:                                         In response to the Staff’s comment, the Company has revised the table on page 142 of Amendment No. 4 to reflect only those payments due from and after February 14, 2014.

31.                   In light of the revision requested in the comment above for removal of the contingent compensation from the table, please revise the description of the total amounts due under other included contracts.

Response:                                         In response to the Staff’s comment, the Company has revised its disclosure on page 142 of Amendment No. 4 accordingly.

32.                   Please revise footnote 2 to the table to more fully describe the performance or milestone contingencies which EJ Manuel must achieve to be awarded the contingent contract incentive amounts.

Response:                                         In response to the Staff’s comment, the Company has revised footnote 3 on page 142 of Amendment No. 4 accordingly.

Financial Statements

Statement of Cash Flows, page F-6

33.                   It appears you have not consistently presented non-cash contributions from your parent company in the statement of cash flows. For example, non-cash contributions from parent are presented within operating activities, but described as a non-cash financing activity at the bottom of page F-6. Please revise for consistency.

Response:                                         The Company advises the Staff that because contributions from Fantex Holdings, Inc. (the “Parent”) were non-cash, it was necessary to remove them from the operating activity section of the Statement of Cash Flows in order to better reflect the actual cash portion of net income. In response to the Staff’s comment, the Company has revised the Statement of Cash Flows on page F-6, to provide a more accurate description of the income statement amounts listed in the Statement of Cash Flows.

March  19, 2014

34.                   In addition, the cumulative amount of non-cash contributions from parent is shown as $3,398,192 within the financial statement but $3,398,355 in the supplemental information below the financial statement. Please revise, as appropriate.

Response:                                         The Company acknowledges that there is a discrepancy in the financial statements listing the cumulative amounts of non-cash contributions from Parent. However, given the de minimis nature of this discrepancy, the Company has not amended the financial statements. The Company intends to correct such discrepancy in the financial statements for the next quarter, to the extent applicable.

Note 1. Business, page F-7

35.                   We note you have incurred significant losses since inception and that your operations are currently being funded by your parent company. In addition, your disclosure on page 91 states that you will continue to rely on your parent company to conduct operations until the consummation of your first public offering and that your parent company has no obligation to continue to finance your operations. Please include a separate footnote to your financial statements to discuss going concern considerations.

Response:                                         In response to the Staff’s comment, the Company has revised its disclosure on page F-8 of Amendment No. 4.

36.                   Please revise the first sentence on page F-8 for clarity. In addition, please revise your disclosure to explain how you were able to pay your parent company for certain direct expenses incurred on your behalf, as no revenue or cash flow from operations was generated during the periods presented. Your disclosure on page 91, and the related disclosure in Note 3 on page F-13, should be similarly revised.

Response:                                         In response to the Staff’s comment, the Company has revised its disclosure on page F-8 of Amendment No. 4.

* * * * * *

March  19, 2014

We hope the foregoing answers are responsive to your comments. As noted above, we are concurrently submitting Amendment No. 4 to the Company’s Registration Statement on Form S-1. Please do not hesitate to contact Jim Morrone by telephone at (650) 463-3058 or by email at jim.morrone@lw.com, or me by telephone at (650) 463-3067 or by e-mail at patrick.pohlen@lw.com, with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Patrick A. Pohlen

Patrick A. Pohlen
of LATHAM & WATKINS LLP

cc:	Fantex, Inc.
Deloitte & Touche, LLP
Fantex Brokerage Services, LLC
Stifel, Nicolaus & Company, Incorporated
Cooley LLP